UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 12, 2017

INTEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-06217	94-1672743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Mission College Blvd., Santa Clara, California 95054-1549

(Address of principal executive offices) (Zip Code)

(408) 765-8080

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 12, 2017, Intel Corporation (“Intel”), entered into a Purchase Agreement (the “Purchase Agreement”) with Mobileye N.V. (the “Company” or “Mobileye”) and Cyclops Holdings, Inc., a wholly owned subsidiary of Intel (“Buyer”).

The Purchase Agreement and the Offer

Pursuant to the terms of the Purchase Agreement, and upon the terms and subject to the conditions thereof, Buyer will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares, par value EUR 0.01 per share, of Mobileye (the “Mobileye Shares”) at a price of $63.54 per Mobileye Share, net to the seller in cash, without interest, but subject to any applicable withholding taxes (the “Offer Price”). The Offer will initially remain open until the later of (a) 21 business days from the commencement date of the Offer and (b) the date that is six business days after the date of the extraordinary general meeting of the shareholders of the Company to be held to approve certain matters relating to the Offer (the “EGM”), subject to extension in accordance with the provisions of the Purchase Agreement (such initial date and time, or the date and time to which the Offer has been so extended, the “Expiration Time”).

Closing Conditions

Buyer’s obligation to purchase Mobileye Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver (except for the Minimum Condition (as defined below), which cannot be waived by Intel or Buyer) of various closing conditions, including:

(a) Mobileye Shares having been validly tendered and not properly withdrawn (excluding Mobileye Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that represent, together with the shares then owned by Intel or its affiliates, at least 95% of the Company’s issued capital (geplaatst kapitaal) (the “Minimum Condition”); provided that (x) Buyer may, in its sole discretion, amend the Minimum Condition to a percentage not less than 80% and (y) if, prior to the Expiration Time, (i) the Company receives a favorable ruling (the “Pre-Wired Asset Sale Ruling”) from the Israeli Tax Authority relating to the proposed Asset Sale and Liquidation (each as defined below), the Minimum Condition will be automatically reduced to 80% and (ii) the Company receives the Pre-Wired Asset Sale Ruling and resolutions are adopted at the EGM (A) to approve an amendment of the Company’s articles of association, including the conversion of the Company into a private limited liability company under Dutch law (the “Conversion Resolutions”) and (B) to approve the Asset Sale and Liquidation, then the Minimum Condition will be automatically reduced to 67%;

(b) the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Israel Restrictive Trade Practices Law, 5748-1988, as amended, to the extent applicable, and the receipt of all other clearances or approvals under applicable antitrust laws (collectively, the “Required Antitrust Approvals”);

(c) the absence of any applicable law or order of a governmental authority prohibiting the consummation of the Offer or the other transactions contemplated by the Purchase Agreement (other than the Call Option (as defined below)) (collectively, the “Legal Restraints”); provided that the condition described in this paragraph (c) shall not apply to Legal Restraints against the Asset Sale, the Liquidation or the Second Step Distribution (as defined below), or to any other Post-Offer Reorganization (as defined below) (other than (x) a compulsory acquisition of Mobileye Shares from each minority shareholder in accordance with Section 2:92a or, if applicable, Section 2:201a of the Dutch Civil Code (the “Compulsory Acquisition”) and (y) an election by the Company pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity, as reasonably determined by Intel or Buyer) to the extent there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Mobileye Shares (excluding Mobileye Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Mobileye Shares then owned by Intel or its affiliates, represents at least 95% of the Company’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time;

(d) the accuracy of the representations and warranties of Mobileye contained in the Purchase Agreement (subject to certain materiality standards);

(e) Mobileye’s performance of or compliance in all material respects with its covenants contained in the Purchase Agreement;

(f) there not having been a material adverse effect on Mobileye following the execution of the Purchase Agreement;

(g) the resignations of all existing members of the board of directors of Mobileye (the “Company Board”) (other than any Independent Directors (as defined below) who elect with Buyer’s consent to continue to serve on the Company Board as described below) and the replacement of such resigning directors by at least seven directors, (i) at least five of whom may not be independent of Buyer and the Company (the “Buyer Directors”) and who will be designated in writing, in Buyer’s sole discretion, prior to convening the EGM, and (ii) at least two of whom will initially be current non-executive directors of the Company and who will at all times remain independent from Intel and Buyer (the “Independent Directors”), with Buyer designating a replacement in the manner described above for any current Independent Director who does not wish to continue to serve on the Company Board after the closing of the Offer (the “Offer Closing”), as contemplated by Section 2.05(a) of the Purchase Agreement; and

(h) the adoption of one or more resolutions at the EGM to appoint the Buyer Directors and the Independent Directors (if such Independent Directors are not already members of the Company Board), to replace the resigning members of the Company Board.

The Purchase Agreement provides, among other things, that following the Offer Closing, Intel and Buyer may effectuate a corporate reorganization of Mobileye and its subsidiaries (a “Post-Offer Reorganization”). If Mobileye has received the Pre-Wired Asset Sale Ruling and Buyer or any of its affiliates acquire at least 67% of the Company’s issued capital (geplaatst kapitaal) as of the Offer Closing (and the subsequent offering periods provided in the Purchase Agreement), Buyer would be entitled to effectuate the Post-Offer Reorganization by means of a sale of all of the assets of Mobileye to Buyer (the “Asset Sale”), followed promptly by a liquidation of Mobileye (the “Liquidation”). If Buyer or any of its affiliates acquire 95% or more of the Company’s issued capital (geplaatst kapitaal) as of the Offer Closing (and the subsequent offering periods provided in the Purchase Agreement), the parties anticipate that the Post-Offer Reorganization would be undertaken through the Compulsory Acquisition. The Asset Sale and the Liquidation are subject to approval by Mobileye’s shareholders at the EGM. If Buyer commences the Liquidation, Mobileye will be dissolved in accordance with Section 2:19 of the Dutch Civil Code and all holders of Mobileye Shares who did not tender their Mobileye Shares in the Offer (the “Non-Tendering Shareholders”) will receive, for each Mobileye Share then held, an amount in cash equal to the Offer Price (without interest, but subject to any applicable withholding taxes) (the “Second Step Distribution”). If Buyer commences the Compulsory Acquisition, the Non-Tendering Shareholders will receive, for each Mobileye Share then held, an amount in cash determined by the Enterprise Chamber of the Amsterdam Court of Appeals, as determined pursuant to Dutch law. As contemplated by Section 2.08 of the Purchase Agreement, the Company has granted Buyer an irrevocable option (the “Call Option”) to purchase, after the closing of the Offer, up to such number of newly issued Mobileye Shares as necessary to increase Buyer’s ownership interest in the Company by 15% of the total ownership of Mobileye Shares, after giving effect to the exercise in full of the Call Option (in the aggregate, the “Option Shares”), in exchange for an amount per Mobileye Share equal to the Offer Price, payable in the manner specified in Section 2.08 of the Purchase Agreement.

It is expected that following the completion of the Offer, Mobileye will no longer be a publicly traded company, the listing of the Mobileye Shares on the New York Stock Exchange will be terminated and the Mobileye Shares will be deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”) resulting in the cessation of Mobileye’s reporting obligations with respect to the Mobileye Shares thereunder.

Treatment of Equity Awards

The Purchase Agreement provides for the following treatment of the equity awards of Mobileye upon the payment by Buyer for all Mobileye Shares tendered as of the Offer Closing:

At the Offer Closing, each outstanding award of restricted stock units in respect of Mobileye Shares (each, a “Mobileye RSU”) that is either (i) held by a person other than an employee continuing employment with the Company, Intel, Buyer or a subsidiary of any of the foregoing, whether vested or unvested, (ii) vested (or that in the absence of the transactions contemplated by the Purchase Agreement would become vested within two years following the Offer Closing and are held by a continuing employee whose employment with the Company commenced prior to the date of the Purchase Agreement) or (iii) subject to acceleration solely as a result of the completion of the transactions contemplated by the Purchase Agreement, will be canceled in exchange for an amount in cash (without interest and subject to required withholding) equal to (x) the Offer Price multiplied by (y) the total number of Mobileye Shares subject to such Mobileye RSU.

At the Offer Closing, each outstanding award of unvested Mobileye RSUs will be converted into an equity award subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as immediately prior to the Offer Closing, with respect to a number of shares of common stock, par value $0.001 per share, of Intel (the “Intel Shares”) (rounded down to the nearest whole share) equal to (x) the total number of Mobileye Shares subject to such Mobileye RSU multiplied by (y) the Equity Award Adjustment Ratio. The “Equity Award Adjustment Ratio” is equal to (1) the Offer Price divided by (2) the average closing price of Intel Shares on the NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the Offer Closing.

At the Offer Closing, each outstanding option granted by Mobileye to acquire Mobileye Shares (each, a “Mobileye Option”) that is either (i) held by a person other than an employee continuing employment with the Company, Intel, Buyer or a subsidiary of any of the foregoing, whether vested or unvested, (ii) vested (or that in the absence of the transactions contemplated by the Purchase Agreement would become vested within two years following the Offer Closing and are held by a continuing employee whose employment with the Company commenced prior to the date of the Purchase Agreement), (iii) held by certain individuals, whether vested or unvested, or (iv) subject to acceleration solely as a result of the completion of the transactions contemplated by the Purchase Agreement (each, a “Terminating Option”), will be canceled in exchange for an amount in cash (without interest and subject to required withholding) equal to (x) the excess, if any, of the Offer Price over the applicable per share exercise price of such Mobileye Option multiplied by (y) the number of Mobileye Shares subject to such Mobileye Option. Each Terminating Option that is outstanding and unexercised immediately prior to the Offer Closing that has an exercise price equal to or greater than the Offer Price will be cancelled as of the Offer Closing without consideration therefor and the holder of such Terminating Option will cease to have any rights with respect thereto. Any payment with respect to a Terminating Option will be subject to withholding requirements.

At the Offer Closing, each outstanding unvested Mobileye Option will be converted into an option to purchase, subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as immediately prior to the Offer Closing, a number of Intel Shares (rounded down to the nearest whole share) equal to (a) the number of Mobileye Shares subject to such Mobileye Option multiplied by (b) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to (1) the per share exercise price of such Mobileye Option divided by (2) the Equity Award Adjustment Ratio.

Representations, Warranties and Covenants

The Purchase Agreement includes customary representations, warranties and covenants of Intel, Buyer and Mobileye. Until the earlier of the termination of the Purchase Agreement and Offer Closing, Mobileye has agreed to operate its business and the business of its subsidiaries in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Purchase Agreement. Mobileye has also agreed to cease all existing, and to not solicit or initiate, discussions with third parties regarding other proposals to acquire Mobileye. Subject to certain restrictions, Mobileye may take certain actions with respect to an unsolicited proposal. In addition, subject to the limitations set forth in the Purchase Agreement, Intel, Buyer and Mobileye have agreed to use their respective reasonable best efforts to obtain the Required Antitrust Approvals.

Termination Rights

The Purchase Agreement contains certain termination rights, including (i) the right of either party to terminate the Purchase Agreement if the Offer is not consummated on or before March 12, 2018 (subject to certain extension rights), (ii) the right of Mobileye to terminate the Purchase Agreement to accept a superior proposal for an alternative acquisition transaction (where the receipt of such superior proposal was not proximately caused by a breach of Mobileye’s non-solicitation obligations and provided Mobileye complies with certain notice and other requirements under the Purchase Agreement and where such superior proposal includes a purchase price per Mobileye Share in cash that is at least $6.354 higher than the Offer Price) and (iii) the right of Intel to terminate due to a change of recommendation by the Company Board. None of the parties is required to pay any compensation to the other parties in the event the Purchase Agreement is terminated in accordance with its terms.

The foregoing description of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Intel, Buyer and Mobileye. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Mobileye’s or Intel’s public disclosures.

Tender and Support Agreements

On March 12, 2017, in connection with the Offer, each of Mr. Ziv Aviram, Co-Founder and Chief Executive Officer of the Company, and Prof. Amnon Shashua, Co-Founder and Chief Technology Officer of the Company (each, a “Shareholder”), in their respective capacities as shareholders of the Company, entered into a Tender and Support Agreement with Intel and Buyer (each, a “Support Agreement”). Under the terms of the Support Agreements, each Shareholder has agreed, among other things, to tender its Mobileye Shares in the Offer, not to vote in favor of any alternative acquisition proposal, not to sell any of such Shareholder’s Mobileye Shares other than in connection with the Offer (or pursuant to Rule 10b5-1 plans in effect as of the date of the Support Agreements) and to certain non-solicitation provisions. As of March 12, 2017, Mr. Aviram beneficially owned 5,981,105 Mobileye Shares or approximately 2.7% and Prof. Shashua beneficially owned 7,916,895 Mobileye Shares or approximately 3.6%, in each case, of the total of all shares of the Company’s ordinary shares that are issued and outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The Shareholders’ obligations under the Support Agreements terminate in the event that the Purchase Agreement is terminated in accordance with its terms; provided that each Shareholder’s obligations not to vote in favor of any alternative acquisition proposal and not to sell any of such Shareholder’s Mobileye Shares other than in connection with the Offer, and the non-solicitation provisions of the Support Agreements, do not terminate until six months after any termination of the Purchase Agreement.

The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of each of the Support Agreements, which are attached hereto as Exhibit 10.1 and 10.2 and are incorporated herein by reference, respectively.

Non-Competition Agreement

On March 12, 2017, in connection with the Offer, Prof. Amnon Shashua, Co-Founder and Chief Technology Officer of the Company, and Intel entered into a non-competition agreement (the “Non-Competition Agreement”) in favor of Intel.

Under the terms of the Non-Competition Agreement, Prof. Shashua agrees that, in connection with the sale of his ownership interest in the Company, for the period beginning at and as of the Closing (as defined in the Purchase Agreement) and ending on the date that is 18-months following his separation from employment with the Company (provided that his separation from employment with the Company occurs on or before the three (3)-year anniversary of the Closing), he will not compete with the business of the Company, solicit customers or clients of the business of the Company or make disparaging remarks about the Company, Intel or any of Intel’s affiliates. In connection with his execution of the Non-Competition Agreement, Prof. Shashua entered into an addendum to his employment agreement with the Company’s wholly owned subsidiary, Mobileye Vision Technologies Ltd., pursuant to which Prof. Shashua agreed to a revised vesting schedule for Mobileye Options and Mobileye RSUs held by him that would otherwise accelerate and vest in connection with the transaction under which no vesting would occur prior to the third (3rd) anniversary of the Closing, 50% of all such unvested equity awards would vest upon the third (3rd) anniversary of the Closing and the remaining 50% of all such unvested equity awards would vest upon the fourth (4th) anniversary of the Closing.

The foregoing description of the Non-Competition Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Non-Competition Agreement, which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc. and Mobileye N.V.*

10.1	Tender and Support Agreement, dated as of March 12, 2017, by and among Ziv Aviram, Intel Corporation and Cyclops Holdings, Inc.*

10.2	Tender and Support Agreement, dated as of March 12, 2017, by and among Amnon Shashua, Intel Corporation and Cyclops Holdings, Inc.*

10.3	Non-Competition Agreement, dated as of March 12, 2017, by and between Amnon Shashua and Intel Corporation.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Intel agrees to furnish supplementally a copy of any such schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye N.V. (“Mobileye”) or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY

DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Forward-Looking Statements

This document and the materials attached hereto contain forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION (Registrant)

/s/ Suzan A. Miller
Suzan A. Miller
Date: March 13, 2017	Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc. and Mobileye N.V.*

10.1	Tender and Support Agreement, dated as of March 12, 2017, by and among Ziv Aviram, Intel Corporation and Cyclops Holdings, Inc.*

10.2	Tender and Support Agreement, dated as of March 12, 2017, by and among Amnon Shashua, Intel Corporation and Cyclops Holdings, Inc.*

10.3	Non-Competition Agreement, dated as of March 12, 2017, by and between Amnon Shashua and Intel Corporation.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Intel agrees to furnish supplementally a copy of any such schedule or exhibit to the U.S. Securities and Exchange Commission upon request.